EX-99.77C VOTES 3 ex77c.htm SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Attachment to N-SAR Sub-Item 77C

On June 30, 2011, the Fund held its annual meeting of stockholders where the following matters were approved by stockholders. As of the record date of May 16, 2011 (the “Record Date”), the Fund had 21,405,539 outstanding shares of common stock and 1,400,000 outstanding shares of mandatory redeemable preferred stock, each of which was entitled to cast one vote. Represented in person or by proxy at this meeting were a total of 21,511,902 shares of common stock and mandatory redeemable preferred stock, constituting a quorum.

(i)	The election of Kevin S. McCarthy as Class I director, to serve for a term of three years until the Fund’s 2014 annual meeting of stockholders and until his successor is duly elected and qualified.

The election of Mr. McCarthy required the affirmative vote of the holders of a majority of shares of the Fund’s common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class. On this matter, 21,256,097 shares were cast in favor and 255,805 shares withheld authority in the election of Mr. McCarthy.

As a result of the vote on this matter, Mr. McCarthy was elected to serve as director of the Fund for a three-year term.

Barry R. Pearl and William L. Thacker continued as directors with terms expiring on the date of the Fund’s 2012 annual meeting of stockholders; William R. Cordes and Albert L. Richey continued as directors with terms expiring on the date of the Fund’s 2013 annual meeting of stockholders.

(ii)	The ratification of PricewaterhouseCoopers LLP as the Fund’s independent registered public accounting firm for the fiscal year ending November 30, 2011.

Approval of this proposal required the affirmative vote of a majority of the votes cast by the holders of the Fund’s common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class. For the purposes of this proposal, each share of common stock and each share of mandatory redeemable preferred stock is entitled to one vote. For purposes of the vote on this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

On this matter, 21,283,404 shares were cast in favor, 124,304 shares were cast against, 104,192 shares abstained, and there were no broker non-votes.

As a result of the vote on this matter, the proposal was approved.

(iii)
The approval of a proposal to authorize the Fund to sell shares of its common stock at a net price below net asset value per share, so long as the gross price (before underwriting fees, commissions and offering expenses) is above net asset value per share, effective for a period expiring on the date of the Fund’s 2012 annual meeting of stockholders.

a.
The affirmative vote of a majority of all holders of the Fund’s common stock on the records of the Fund’s transfer agent (“Registered Common Stockholders”) as of the Record Date (the “Registered Common Stockholder Vote”). For purposes of the Registered Common Stockholder Vote, abstentions will have the effect of votes against this proposal; and broker non-votes are not relevant for this vote because Registered Common Stockholders are “stockholders of record” with the transfer agent and, therefore, do not hold their shares through a broker.

With respect to this requirement, out of 10 total Registered Common Stockholders, 10 voted in favor, none voted against, none abstained, and there were no broker non-votes.

b.
The affirmative vote of a majority of the votes cast by the holders of the Fund’s common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class (the “Majority Stockholder Vote”). For the purposes of the Majority Stockholder Vote, abstentions will have the effect of votes against this proposal, and broker non-votes will have no effect on the outcome.

With respect to this requirement, 5,547,688 shares were cast in favor, 482,493 shares were cast against, 166,317 shares abstained, and there were 15,315,404 broker non-votes.

As a result of the vote on this matter, the proposal was approved.